Jing Tong	jingtong@velaw.com
Tel 713.758.3384	Fax 713.615.5580

March 29, 2023

VIA ELECTRONIC MAIL AND EDGAR FILING
Christina Chalk Division of Corporation Finance Office of Mergers & Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Primo Water Corp /CN/ Revised Preliminary Proxy Statement filed March 23, 2023 File No. 1-31410

Dear Ms. Chalk:

Set forth below are the responses on behalf of Primo Water Corporation (the “Company” or “Primo Water”) to comments received from the staff of the Office of Mergers & Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on March 28, 2023, with respect to Amendment No. 1 to its preliminary proxy statement, File No. 1-31410, filed with the Commission on March 23, 2023 (“Amendment No. 1”).

Substantially concurrent with the submission of this letter, the Company is filing an Amendment No. 2 to its preliminary proxy statement (“Amendment No. 2”). For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 1 and all capitalized terms used but not defined herein have the same meaning as in Amendment No. 1.

Amended and Restated Bylaws, page 83

1.   We note the following disclosure in the first paragraph of this section: “The Amended and Restated By-Laws are intended to address certain matters resulting from the SEC’s ‘universal proxy’ rules and to more closely adhere to certain provisions in the OBCA.” So that shareowners who are being asked to approve the bylaw amendments fully understand why they are being proposed and their potential impact, where you describe the changes to the bylaws in the subsequent paragraphs, note whether each change is being made in response to universal proxy or OBCA requirements and explain how each new provision ties into such requirements.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	845 Texas Avenue, Suite 4700 Houston, Texas 77002 Tel +1.713.758.2222 Fax +1.713.758.2346 velaw.com

Securities and Exchange Commission March 29, 2023 Page 2

RESPONSE: We acknowledge the Staff’s comment and have included revised disclosures on pages 84 and 85 of Amendment No. 2 that describe how each proposed change to our prior by-laws relates to the “universal proxy” rules or the OBCA requirements.

2.   Describe the expanded group of persons who would be authorized to determine the validity of director nominations by a shareowner if the bylaw amendments are approved and explain why this change is being proposed.

RESPONSE: We acknowledge the Staff’s comment and have included revised disclosures on page 85 of Amendment No. 2 to describe such expanded group and the reason for proposing this change.

3.	Refer to revised Section 10.16 in the amended bylaws. Summarize the change to disallow written resolutions by shareowners and explain the impact going forward if adopted.

RESPONSE: We acknowledge the Staff’s comment and have included revised disclosures on page 85 of Amendment No. 2. The purpose of the change is not to disallow written resolutions by shareowners. Instead, we consider it to be market practice to remove this provision from by-laws since section 104 of the OBCA governs shareowner resolutions in lieu of a meeting and provides that a resolution in writing signed by all the shareowners (or their attorneys authorized in writing) entitled to vote on that resolution at a meeting of shareowners is valid as if it had been passed at a meeting of shareowners.

4.
Section 11.03 of the amended bylaws provides that if a nominating shareowner fails to comply with Rule 14a-19 under the Exchange Act “or any other rules or regulations thereunder,” proxies in support of that soliciting party’s nominees may be disregarded by the Company. Clarify how these amendments would impact shareholders outside the context of Rule 14a-19 violations by revising to better explain the scope of the proposed changes to the bylaws. That is, describe the other proxy rule violations that you believe could allow the Company to invalidate proxies.

RESPONSE: We acknowledge the Staff’s comment and have included revised disclosures on page 85 of Amendment No. 2 to describe the scope of these other rules or regulations referenced in Section 11.03 and how violations of such rules or regulations could allow the Company to disregard a shareowner’s director nomination and the proxies solicited for such shareowner’s nominees.

Securities and Exchange Commission March 29, 2023 Page 3

Form of Proxy, page 147

5.
We note that you are now using a universal proxy card subject to the requirements of Rule 14a-19. Revise to describe how you will treat proxies voted FOR fewer than ten director nominees, including those where the additional nominees are marked WITHHOLD and those for which no vote is specified.  See Rule 14a-19(e)(7).

RESPONSE: We acknowledge the Staff’s comment and have revised the form of proxy to include a description of how the Company will treat proxies voted FOR fewer than ten director nominees, including those where the additional nominees are marked WITHHOLD and those for which no vote is specified.

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Securities and Exchange Commission March 29, 2023 Page 4

Please contact me directly at (713) 758-3384 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Jing Tong
Jing Tong

cc:
Marni M. Poe (mpoe@primowater.com)
Michael James (mjames@primowater.com)
Lawrence S. Elbaum (lelbaum@velaw.com)
C. Patrick Gadson (pgadson@velaw.com)
Michelle Vigod (mvigod@goodmans.ca)
Jonathan Feldman (jonfeldman@goodmans.ca)